FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of: February, 2012	Commission File Number: 001-133354

BANK OF MONTREAL

(Name of Registrant)

100 King Street West 1 First Canadian Place Toronto, Ontario Canada, M5X 1A1 (Executive Offices)	129 rue Saint-Jacques Montreal, Quebec Canada, H2Y 1L6 (Head Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INCORPORATION BY REFERENCE

The information contained in this Form 6-K and any exhibits hereto shall be deemed filed with the Securities and Exchange Commission (“SEC”) solely for purposes of incorporation by reference into and as part of the following registration statements of the registrant on file with and declared effective by the SEC:

1.	Registration Statement – Form F-3 – File No. 33-96354
2.	Registration Statement – Form S-8 – File No. 333-177579
3.	Registration Statement – Form S-8 – File No. 333-177568
4.	Registration Statement – Form S-8 – File No. 333-176479
5.	Registration Statement – Form S-8 – File No. 333-175413
6.	Registration Statement – Form S-8 – File No. 333-175412
7.	Registration Statement – Form S-8 – File No. 333-113096
8.	Registration Statement – Form S-8 – File No. 333-14260
9.	Registration Statement – Form S-8 – File No. 33-92112

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANK OF MONTREAL

By: /s/ Simon A. Fish

Name: Simon A. Fish
Title: Executive Vice-President & General Counsel

By: /s/ Barbara M. Muir

Name: Barbara M. Muir
Date: February 24, 2012	Title: Senior Vice-President, Deputy General Counsel, Corporate Affairs & Corporate Secretary

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Notice of Annual Meeting of Shareholders on March 20, 2012 and Proxy Circular

99.2	Form of Proxy